Exhibit 2
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[Desc Logo] [Photograph of Clutch]
Desc Announces Sale of Truck Clutch Business

Contacts:
--------

Arturo D'Acosta Ruiz                                          Melanie Carpenter
Alejandro de la Barreda                                           Blanca Hirani
Tel: 525-261-8037                                             Tel: 212-406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com


                        Desc Sells Truck Clutch Business
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Mexico City, July 3, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that Unik's subsidiary (autoparts sector), Transmisiones TSP, S.A. de C.V. ("TTSP") reached an agreement to sell its heavy-duty and medium-duty truck clutch manufacturing business to the Eaton Corporation, a U.S.-based diversified industrial manufacturer. The terms and conditions of this transaction have not been disclosed.

TTSP, located in Queretaro, Mexico, sells its products to original equipment manufacturers (OEMs) and the aftermarket in Mexico. It has been a licensee of technology from Eaton since 1973. The heavy-duty and medium-duty truck clutch business represented sales of US$10 million for TTSP in 2000.

The transmissions businesses of Desc and the Dana Corporation, including TREMEC, TTC Transmissions and the transmissions business of TTSP, are not involved in this transaction.

"This transaction enables us to continue focusing on our core businesses in this sector, manual transmissions, which are produced by our subsidiaries TREMEC, TTC and TTSP. This business represents an important growth area for the Company thanks to the technological standards for excellence established by these companies," stated Emilio Mendoza, Vice President of Desc's Autoparts Sector.

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Desc, S.A. de C.V. is one of Mexico's largest industrial groups, with sales of approximately US $ 2.4 billion and EBITDA of US $ 350 million during 2000, which through its subsidiaries, operates in the Autoparts (UNIK), Chemical (GIRSA), Food and Real Estate (Dine).






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